Exhibit 99.1

IMI ANNOUNCES WORLDWIDE LICENSING AGREEMENT WITH McNEIL CONSUMER
 HEALTHCARE TO MARKET CARDIOVASCULAR DISEASE TEST

Toronto, Ontario (May 28, 2004) – IMI International Medical Innovations Inc. (TSX:IMI; Amex: IME), a world leader in predictive medicine, together with its wholly-owned Swiss subsidiary, today announced an exclusive worldwide non-Canadian licensing agreement with McNeil Consumer Healthcare, a Johnson & Johnson company (NYSE: JNJ), for IMI’s non-invasive cardiovascular risk assessment technology. McNeil and its worldwide affiliates will market and distribute IMI’s predictive tests for coronary artery disease under the brand name PREVU* Coronary Heart Disease Predictor.

Under the financial terms of the agreement, IMI will sell products to McNeil and receive an ongoing royalty on McNeil’s sales of those products. IMI will also receive a $3.0-million up-front payment as well as a series of milestone payments of up to approximately $15.75 million. This amount is in addition to $3.3 million in milestone payments from IMI’s existing Canadian license agreement.

“This agreement represents the start of an exciting new phase in IMI’s history,” said Dr. Brent Norton, President and Chief Executive Officer, IMI. “McNeil is a leading consumer healthcare company with a global network, and we are pleased to partner with them to maximize the commercial opportunity for PREVU*. At the same time, this agreement will further help us to raise awareness about the merits of predictive medicine --- while positioning IMI and McNeil as key drivers of change in the medical community’s approach to heart disease.”

The agreement applies to all current and future formats of the test, which are being jointly developed by McNeil and IMI, in all fields of use, including the medical, laboratory and home use markets. The term of the agreement is for the lifetime of all patents, with a minimum of 10 years. IMI will continue to lead the clinical program, focusing on expanding the scientific support for the product and on identifying potential new market opportunities. IMI will also retain control over manufacturing and product development.

Dr. Norton continued, “Cardiovascular disease is a leading cause of death worldwide and represents a considerable economic burden. Clinical studies have demonstrated that PREVU* may effectively stratify at-risk individuals, which enables more targeted treatment interventions.”

PREVU* Coronary Heart Disease Predictor is the world's only rapid, non-invasive test for risk assessment of coronary artery disease. PREVU*, which does not require fasting or the drawing of blood, tests the amount of sterol, or cholesterol, in the skin tissue. Clinical studies have shown that as cholesterol accumulates on artery walls it also accumulates in other tissues, including the skin. High levels of skin sterol are correlated with higher incidence of coronary artery disease. IMI’s technology, which is being adapted into three different test formats for medical, laboratory and home use, measures the level of sterol in the skin by generating a color-change reaction to generate a quantifiable result.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The company’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit the company’s website at www.imimedical.com.

This release contains forward-looking statements that reflect the company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company’s quarterly, annual and other regular filings.

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For more information, please contact:
Brent Norton, President and CEO
Sarah Borg-Olivier, Director, Communications
Ron Hosking, Vice President, Finance and CFO
(416) 222-3449
sbolivier@imimedical.com

FACT SHEET

IMI’s Patented Coronary Artery Disease (CAD) Risk Assessment Technology

●	PREVU* Coronary Heart Disease Predictor (Cholesterol 1,2,3™)
	m	Medical, point-of-care test
	m	World’s first completely non-invasive skin sterol test
	m	Rapid, three-minute test is painless; does not require fasting
	m	Quantitative result
●	PREVU* POC Coronary Heart Disease Predictor
	m	Point-of-care sample collection
	m	Lab-processed
	m	Quantitative result
	m	Currently in clinical trials
●	PREVU* Home Test
	m	Single-use test for consumers
	m	Simple; completed in minutes
	m	Semi-quantitative result
	m	Currently in development

Cardiovascular Disease Statistics: Significant Market Opportunity

U.S.
●	Approximately 64 million Americans have cardiovascular disease, of which approximately 13 million have coronary artery disease[1]
●	In 2004, the total economic cost of cardiovascular diseases in the U.S. is estimated to be US$368.4 billion[1]

Canada
●	Almost 40% of Canadians will develop some form of heart disease or stroke over their lifetime[2]
●	54% of all cardiovascular deaths are due to coronary artery disease[2]
●	The total cost of cardiovascular diseases to the Canadian economy in 1998 was approximately CDN$18.5 billion (11.6% of the total cost of all illnesses) – more than any other disease[3]

Worldwide
●	Cardiovascular diseases currently account for approximately 17 million deaths per year worldwide; estimated to reach 25 million deaths in 2025[4]

References

1Heart Disease and Stroke Statistics 2004 Update, American Heart Association
2Heart and Stroke Foundation of Canada website
3The Growing Burden of Heart Disease and Stroke in Canada 2003, issued by the Heart and Stroke Foundation of Canada
4World Health Organization (2003)

Summary of Clinical Evaluations

Stage of Development		●	PREVU* (Cholesterol 1,2,3™) approved for sale in U.S., Canada, Europe
		●	PREVU* POC in clinical trials
		●	PREVU* Home Test in prototype development

Key Completed Studies	1.	Stress test study
		●	Skin sterol values correlated with result of coronary stress test
	2.	Angiography study
		●	Skin sterol values correlate with presence and extent of coronary artery disease
		●	Skin sterol is an independent risk factor for coronary artery disease (CAD) that provides new information about cardiovascular disease risk
		●	Skin sterol correlates with history of heart attack
	3.	Inflammatory markers study
		●	Skin sterol correlates with inflammatory markers for CAD
		●	Skin sterol correlates with Framingham global risk score
	4.	MESA (Multi-Ethnic Study of Atherosclerosis) (National Heart, Lung and Blood Institute U.S.)
		●	Skin sterol correlates with presence of coronary artery calcification, which is a measure of CAD
	5.	Pediatric skin sterol study (St. Joseph’s Healthcare)
		●	Skin sterol can be reliably measured in children

Key Active Studies	1.	ARISE (Aggressive Reduction of Inflammation Stops Events) (AtheroGenics, Inc.)
		●	Determine relationship between skin sterol and future events such as heart attack
		●	Determine relationship between changes in skin sterol and response to therapy
	2.	All Comers study (The Cleveland Clinic Foundation)
		●	Determine relationship between skin sterol and Framingham global risk score
		●	Determine relationship between skin sterol and other markers of disease, such as C-reactive protein
	3.	Remnant lipoproteins (University of California, San Francisco)
		●	Determine relationship between skin sterol and lipoprotein subfragments to better define the mechanism of action
	4.	Carotid IMT and skin sterol levels (University of Wisconsin)
		●	Determine relationship between skin sterol and CAD as measured by carotid intima medial thickness